Exhibit 21.1 – Subsidiaries of the Corporation

Name	State of Formation

Jacobs & Company	West Virginia
FS Investments, Inc.	West Virginia
Triangle Surety Agency, Inc.	West Virginia
First Surety Corporation	West Virginia
Crystal Mountain Water, Inc.	Arkansas